Exhibit 99.16

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

14 December 2018

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

On 13 December 2018, the following non-executive director purchased American Depositary Receipts (ADRs) in Rio Tinto plc:

Security	Name of PDMR / KMP	Number of ADRs acquired	Price per unit USD
Rio Tinto plc ADRs	Constable, David	1,380	46.9841

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404